SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

For more information, visit our
website at www.braskem.com.br
our contact our Investor Relations
Department.

Contact info:

José Marcos Treiger
Investor Relations Director
Tel: (55 11) 3443 9529
jm.treiger@braskem.com.br

Luiz Henrique Valverde
Investor Relations Manager
Tel: (55 11) 3443 9744
luiz.valverde@braskem.com.br

Luciana Ferreira
Investor Relations Manager
Tel: (5511) 3443 9178
luciana.ferreira@braskem.com.br

Braskem Executes an Agreement with the Objective of
Building the Most Competitive Integrated Petrochemical
Complex in the Americas

São Paulo, Brazil, April 17, 2006 --- Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), the leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, announces that it has entered into a memorandum of understanding with Petroquímica de Venezuela, S.A. (“Pequiven”), the largest petrochemical company in Venezuela, that has as its objective the building of the most competitive integrated petrochemical complex in the Americas, the Jose Olefins Complex, in Venezuela. The proposed Jose Project contemplates the construction of an ethylene “cracker” that will use natural gas as its primary raw material and will have a globally competitive scale with an annual production capacity in excess of 1.2 million tons, as well as the integrated production of polyethylene and other second-generation petrochemicals.

“The Jose Project would represent an important step in Braskem’s strategy to grow with value creation , combining a competitive production scale, up-to-date technology and access to raw materials under competitive conditions, which should result in reduced production costs and improved profitability” said José Carlos Grubisich, the chief executive officer of Braskem. “The Jose Project strengthens our strategic alliance with Pequiven and would become an international platform for our company,” he further noted.

The initial efforts to be undertaken by Braskem and Pequiven are expected to last six months and will address the operational, technological, marketing, financial and strategic aspects of the Jose Project.

In addition to this initiative, Braskem and Pequiven are proceeding with their action plan for building a new polypropylene plant in the El Tablazo complex, with an expected annual production capacity of 400,000 tons and total investments estimated at nearly US$ 370 million. Braskem and Pequiven will continue to analyze other opportunities in the Venezuelan petrochemical sector within the scope of their existing strategic alliance.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and is among the three largest Brazilian privately-owned industrial companies. The company operates 14 manufacturing plants located throughout Brazil and has an annual production capacity in excess of 6 million tons of thermoplastic resins and other petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2006

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer